UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   FORM 6-K/A

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                DECEMBER 15, 2004


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________


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This amendment Form 6-K/A filing is being made due to a missing cover page and signature page, the original filing was timely filed on November 12, 2004

NOVO NORDISK A/S PURCHASES B SHARES WORTH DKK 643 MILLION FROM NOVO A/S AS PART OF THE ONGOING SHARE REPURCHASE PROGRAMME

NOVO NORDISK A/S HAS TODAY ACQUIRED 2,150,000 B SHARES, WORTH DKK 643 MILLION, FROM NOVO A/S AS PART OF THE ONGOING DKK 5 BILLION SHARE REPURCHASE PROGRAMME. THE TRANSACTION PRICE IS DKK 299 PER SHARE AND HAS BEEN CALCULATED AS THE AVERAGE MARKET PRICE IN THE OPEN WINDOW PERIOD 28 OCTOBER TO 11 NOVEMBER 2004, FOLLOWING THE ANNOUNCEMENT OF THE FINANCIAL RESULT FOR THE FIRST NINE MONTHS OF 2004.

As a result of Novo Nordisk's cancellation of DKK 45 million of treasury B shares in August 2001, Novo A/S has seen an increase in its ownership of Novo Nordisk A/S from slightly more than 25% following the demerger of Novozymes in 2000 to around 27%. Novo A/S' shareholding in Novo Nordisk A/S prior to the sale of B shares was 53,743,600 A shares (nominal DKK 2) and 40,992,780 B shares (nominal DKK 2), corresponding to 26.7% of capital and 70.6% of votes. The current transaction reduces Novo A/S' ownership of Novo Nordisk A/S to 26.1% of capital and 70.6% of votes. Furthermore, Novo A/S has communicated its intention of reducing its ownership of Novo Nordisk A/S to the long-term target level of slightly more than 25% of the capital during 2005.

Henrik Gurtler, CEO of Novo A/S, said: "By re-aligning our shareholding in Novo Nordisk A/S to the previous level, our ability to diversify our portfolio is increased. We remain a committed long-term controlling shareholder of Novo Nordisk and we expect to maintain our ownership slightly above 25% of the capital."

As of 12 November, Novo Nordisk has repurchased B shares amounting to around DKK
1.7 billion and still expects to repurchase B shares worth some DKK 2 billion in 2004 as part of the ongoing share repurchase programme. Novo Nordisk A/S and its wholly-owned affiliates now own 21,796,047 of its own B shares of DKK 2, corresponding to a total nominal value of DKK 43,592,094 or 6.15% of the total share capital.

NOVO NORDISK is a healthcare company and a world leader in diabetes care. The company has the broadest diabetes product portfolio in the industry, including the most advanced products within the area of insulin delivery systems. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs approximately 20,000 full-time employees in 69 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.

NOVO A/S, the holding company in the Novo Group, was established prior to the demerger of Novo Nordisk in 2000. Novo A/S is a private limited liability company, fully owned by the Novo Nordisk Foundation. Besides being the majority shareholder in Novozymes A/S and Novo Nordisk A/S, Novo A/S provides venture capital to development stage companies with pioneering scientific ideas within life science, and assists the Novo Group companies in implementing and evaluating the commitments set out in the 'Charter for Companies in the Novo Group'. For more information, visit novo.dk.

For further information on NOVO NORDISK please contact:

Media:                             Investors:

Outside North America:              Outside North America:
Mike Rulis                          Mogens Thorsager Jensen
Tel (direct):                       Tel (direct):
(+45) 4442 3573                     (+45) 4442 7945

                                    Palle Holm Olesen
                                    Tel (direct):
                                    (+45) 4442 6175

In North America:                   In North America:
Susan T Jackson                     Christian Kanstrup
Tel (direct):                       Tel (direct):
(+1) 609 919 7776                   (+1) 609 919 7937


For further information on NOVO A/S please contact:

Media:

Henrik Gurtler, CEO
Tel (direct): (+45) 4442 2189

Thorkil Kastberg Christensen, CFO
Tel (direct): (+45) 4442 3197


Stock Exchange Announcement No 66 / 2004

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: DECEMBER 15, 2004                       NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer